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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________________________________________
                                             :
         In the Matter of                    :      CERTIFICATE
                                             :           of
CONSOLIDATED NATURAL GAS COMPANY             :      NOTIFICATION
Pittsburgh, Pennsylvania                     :         NO. 15
                                             :      ____________
        File No. 70-7922                     :
                                             :      TRANSACTIONS
(Public Utility Holding Company Act of 1935)        DURING PERIOD
____________________________________________
                                                   October 1, 1995
                                                       through
                                                  December 31, 1995

TO THE SECURITIES AND EXCHANGE COMMISSION:
	By Order dated April 8, 1992 (HCAR No. 25512) in the above-captioned proceedings, the Securities and Exchange Commission permitted the Application-
Declaration of Consolidated Natural Gas Company ("Consolidated" or "Company")
to become effective, thereby authorizing Consolidated to issue and sell through
December 31, 2001, up to a maximum of 10,000,000 shares of its authorized, but unissued common stock, $2.75 par value ("Common Stock") to the Trustees of its employee savings programs of the Company and its subsidiaries (collectively referred to as "Thrift Plans") for the purposes of the Thrift Plans.
	This Certificate is filed pursuant to Rule 24 as a notification that during this period the Company sold no shares of authorized but unissued Common Stock to the trustees of the Thrift Plans.  A cumulative aggregate of 331,519 shares of common stock have been issued pursuant to the authorizations in this proceeding.


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	The "past-tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized pursuant to said Order have been consummated.
						CONSOLIDATED NATURAL GAS COMPANY



						By   J. M. Hostetler
							Its Attorney


Dated this 31st day
of January, 1996